UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2018

Commission File Number: 000-55830

SCYTHIAN BIOSCIENCES CORP.

(Name of Registrant)

200-366 Bay Street, Toronto A6 M5H2V1, Ontario, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Copies to:

Harvey J. Kesner

Sichenzia Ross Ference Kesner LLP

1185 Avenue of the Americas, 37th Floor

New York, New York 10036

Telephone: (212) 930-9700

SCYTHIAN BIOSCIENCES CORP.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit Number	Description

99.1	Condensed Consolidated Interim Financial Statements for the quarter ended December 31, 2017
99.2	Management’s Discussion and Analysis for the three and six months ended December 31, 2017
99.3	Form 52 — 109F2 — Certification of Interim Filings — CEO
99.4	Form 52 — 109F2 — Certification of Interim Filings — CFO

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCYTHIAN BIOSCIENCES CORP.

Date: February 27, 2018	By:	/s/ Jonathan Gilbert
Jonathan Gilbert
Chief Executive Officer